Filed by Realty Income, Inc.

(Commission File No.: 1-13374)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: VEREIT, Inc. and VEREIT Operating Partnership, L. P.

(Commission File No.: 001-35263 and 333-197780, respectively)

Joint CEO Script, Realty Income Teleprompter Vision

April 29, 2021

Script

SUMIT:

•     Hello, I’m Sumit Roy, President & CEO of Realty Income. Today, I’m excited to have Glenn Rufrano, CEO of VEREIT, with me as we announce the merger of our two companies.

GLENN:

•     Thank you, Sumit. As you said, it really is a very exciting day. Sumit and I am happy to be sharing this great news with all of you.

Script

SUMIT: • I couldn’t agree more. This is an important moment for both of our companies and there is a lot to talk about today. So let’s jump in.

SUMIT:

•     We are thrilled to announce that Realty Income has entered into a definitive merger agreement to acquire VEREIT, creating a $50 billion real estate enterprise, and further solidifying our position as the largest publicly traded net lease company in the world. Our combined companies will also create one of the 10 largest listed REITs in the world.

•     For my fellow Realty Income colleagues, I’m sure you will recognize the tremendous potential and strategic benefits of this combination as it accelerates our growth strategy.

Script

•     For my future colleagues at VEREIT, we look forward, once the merger closes, to welcoming you to the team. For those of you who don’t know Realty Income well, we have proudly called ourselves The Monthly Dividend Company throughout our history, which captures our mission to invest in people and places and provide shareholders with dependable monthly income that increases over time.

Our steady, proven strategy has delivered monthly dividend increases every year since our public listing in 1994, and we are proud to be a member of the S&P 500 and the S&P 500 Dividend Aristocrats index for having raised our dividend for the last 25 consecutive years. We own and operate more than 6,500 properties in the U.S. and the United Kingdom.

Script

•     Glenn, VEREIT has also built an admired market leading business in our industry. For those of us at Realty Income that may not be as familiar, would you give us a view into your company and team?

GLENN:

•     Sure. Thanks, Sumit. I echo your excitement in bringing our two organizations together, and am happy to share more about what VEREIT will bring to the combination.

•     Similar to Realty Income, we own and operate one of the largest portfolios of single tenant commercial properties in the U.S. We have 3,800 properties across more than 89 million square feet. Our company is valued at approximately $15 billion.

Script

•     When I first started talking to Sumit, we found that we shared many of the same objectives, values, capabilities and goals for the future. It became very clear to both of us that this decision will move our combined teams in the right direction toward transforming and strengthening our companies for further growth.

•     I look forward to seeing what our combined company can do together.

SUMIT:

•     I completely agree.

•     So let us tell you a little about the transaction, what it means for our companies, and what it means for all of you as Realty Income and VEREIT employees.

Script

•     This is an all-stock transaction where VEREIT shareholders will receive .705 of a share of Realty Income stock for every common share that they own, valuing the combined enterprise at approximately $50.0 billion based on our current stock price. It was very important for us to ensure that we structured this combination so that both companies’ shareholders would benefit from immediate and future value creation.

•     Once the conditions to the transaction are fulfilled and the transaction is completed, which is expected to occur in the fourth quarter of this year, VEREIT will become part of Realty Income and together, we will have improved diversification, size and scale, which will enable us to further expand into strategic vertical markets and capture significant growth opportunities.

Script

GLENN:

•     Along with the merger, we also plan to dispose of the office portfolio of both companies, which we intend to conduct through a spin-off of the office portfolio of both companies into a new, independent REIT that will be publicly traded. Doing so will also allow us to ensure that Realty Income—together with VEREIT—is positioned to maximize value and focus on serving the clients we know best.

SUMIT:

•     In addition to the significant benefits for our teams and clients, we’ll also be better equipped to deliver value to our other stakeholders.

Script
•	Since our NYSE listing in 1994, we have delivered 15.2% in compound annual TSR with 610 consecutive monthly dividends paid. Given our history, it was important that Realty Income identified a partner that would not only help our company increase its scale, but also maintain and enhance the industry-leading shareholder value we have delivered since inception.

GLENN:

•	Exactly right, Sumit – the expected enhancement to dividend stability this combination offers is tremendous. Upon closing, based on Realty Income’ current dividend policy, our VEREIT shareholders will see the frequency of their dividend increase to monthly from quarterly and are expected to enjoy an immediate uplift in per share dividend income, while Realty Income will preserve and continue its standing as one of only three REITS in the S&P 500 Dividend Aristocrats Index.

Script

•	All told, this exciting transaction creates a growth opportunity that is good for both companies, good for our shareholders, and good for Realty Income and VEREIT employees.

•	And on that point, I want to emphasize that neither of our companies could have achieved what we have without the dedication of our fantastic colleagues.

•	Our companies today share similar cultures and approaches that will continue to guide us toward even greater heights as a combined company.

SUMIT:

•	That’s an excellent point, Glenn.

Script
•	VEREIT’s culture deeply aligns with Realty Income’s core mission, vision and values.

•	As our company grows and expands, we will continue to do the right thing, take ownership, empower each other, celebrate differences, and give more than we take.

•	Together, I know we will continue to live by these values every day.

•	I am already deeply impressed by the people and the passion I am seeing across the VEREIT organization.

•	After the close, I look forward to working with you in my continued capacity as CEO. Realty Income will continue to be led by its current executive team. Mike McKee, who is Realty Income’s Non-Executive Chairman, will remain in this role, and two experienced VEREIT Directors will be added to the combined Realty Income Board at closing.

Script
•	While I’m sure you may have questions on what this means for both companies’ employees, I want to emphasize that I believe there is more opportunity – for our combined business and our people – in joining forces. And we are absolutely committed to keeping VEREIT’s Phoenix location running for the long term to support our combined enterprise and will carefully consider all other locations to ensure that we have the right footprint to serve our clients and stakeholders. Glenn, I want to thank you for building such an incredible company and team. Without your leadership, this exciting transaction wouldn’t have been possible.

Script

GLENN:

•	It has been, and continues to be, an honor to lead VEREIT over the past six years, and I am tremendously proud of all we have accomplished. We have successfully revitalized VEREIT into a top-tier net lease REIT, all while fostering a culture that is respectful, ethical, dedicated, collaborative and hard-working. For that, my fellow VEREIT employees, I thank you.

•	I am confident that Realty Income is the ideal partner as we begin this next journey.

SUMIT:

•	And I share in that confidence, Glenn.

Script
•	Realty Income is a growing organization with ample immediate opportunities, and we anticipate more opportunities will emerge from the merger and spin-off of our office properties into a new REIT.

•	We are truly bringing together the best of the best – not only in portfolios and capabilities, but also in our people – and I echo your tremendous confidence and optimism.

•	Today is an exciting new beginning for both of our organizations, but it’s important to note that this transaction is subject to certain customary closing conditions, including the approval from both companies’ stockholders and the continued planning and preparation for the spin-off, and will take some time to complete.

Script

  GLENN:

•	Exactly, we have a lot of work ahead of us before we can become one company later this year.

•	Until then, we will continue operating as separate entities and run our businesses substantially as usual.

  SUMIT:

•	Thank you, Glenn.

•	As always, we will communicate updates throughout this process as they become available.

•	Both of us hope you share in our excitement as we begin approaching our next chapter.

Script
•	VEREIT, we look forward to welcoming you to the Realty Income family later this year.

•	To learn more about our company, I invite everyone to read our recently issued 2020 Annual Report and 2020 Sustainability Report, both of which outline who we are as a company and our shared values.

•	Thank you all for watching, and we look forward to the road ahead together.

Closing logos / Forward looking language

Forward Looking Statements

This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Realty Income Corporation (“Realty Income”) and VEREIT, Inc. (“VEREIT”) operate and beliefs of and assumptions made by Realty Income management and VEREIT management, involve uncertainties that could significantly affect the financial or operating results of Realty Income, VEREIT, the combined company or any company spun-off by the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Realty Income and VEREIT, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to clients, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors; potential liability for a failure to meet regulatory or tax-related requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in the financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the ability to consummate the proposed spin-off of a company holding the office property assets of Realty Income and VEREIT (“SpinCo”) and the terms thereof, and the timing of the closing of the proposed spin-off; risks associated with the ability to consummate any sales of office property assets of Realty Income and VEREIT and the impact of such sales on SpinCo or the combined company; failure to obtain debt financing to capitalize SpinCo; risks associated with the geographic concentration of Realty Income, VEREIT or SpinCo; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on business relationships, including with clients, employees, customers and competitors; unfavorable outcomes of any legal proceedings that have been or may be instituted against Realty Income, VEREIT or any company spun-off by the combined company; costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial markets, insurance rates and interest rates; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in dividend policy or ability to pay dividends for Realty Income’s or VEREIT’s common stock or preferred stock; impairment charges; unanticipated changes in Realty Income’s or VEREIT’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus (COVID-19); and those additional risks and factors discussed in reports filed with the U.S. Securities and Exchange Commission (“SEC”) by Realty Income and VEREIT. Moreover, other risks and uncertainties of which Realty Income or VEREIT are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Realty Income or VEREIT on their respective websites or otherwise. Neither Realty Income nor VEREIT undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Realty Income and VEREIT will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction. The joint proxy statement/prospectus will contain important information about the proposed transaction and related matters. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REALTY INCOME, VEREIT AND THE PROPOSED TRANSACTION.

Investors and security holders of Realty Income and VEREIT will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Realty Income and VEREIT with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Realty Income with the SEC are also available on Realty Income’s website at www.realtyincome.com, and copies of the documents filed by VEREIT with the SEC are available on VEREIT’s website at www.vereit.com.

Realty Income, VEREIT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Realty Income’s and VEREIT’s stockholders in respect of the proposed transaction. Information regarding Realty Income’s directors and executive officers can be found in Realty Income’s definitive proxy statement filed with the SEC on April 1, 2021. Information regarding VEREIT’s directors and executive officers can be found in VEREIT’s definitive proxy statement filed with the SEC on April 15, 2021. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available on the SEC’s website and from Realty Income or VEREIT, as applicable, using the sources indicated above.

No Offer or Solicitation

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.